The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

Subject to Completion. Dated June 15, 2010.

Pricing Supplement to the Prospectus dated April 6, 2009 and the

Prospectus Supplement dated April 6, 2009 — No.

$

The Goldman Sachs Group, Inc.

Callable Fixed Rate Notes due 2011

Medium-Term Notes, Series D

For each interest period, we will pay you interest at a rate expected to be between 1.625% and 1.750% per annum (to be set on the trade date) on the 23rd of each month. The first such payment will be made on July 23, 2010.

In addition, we may redeem the notes at our option, in whole but not in part, on any interest payment date on or after July 23, 2010, upon ten business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date.

	Per Note		Total
Initial public offering price		%	$
Underwriting discount		%	$
Proceeds, before expenses, to The Goldman Sachs Group, Inc.		%	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 23, 2010 and must be paid by the purchaser if the notes are delivered after June 23, 2010.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.	Incapital LLC

Pricing Supplement dated June     , 2010.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no.          dated June         , 2010 (pricing supplement) and the accompanying prospectus dated April 6, 2009 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated April 6, 2009 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Fixed Rate Notes due 2011

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 thereof

Trade date: June 18, 2010

Original issue date: June 23, 2010

Stated maturity date: June 23, 2011

Interest rate (to be set on the trade date): expected to be between 1.625% and 1.750% per annum

Original issue discount (OID): The notes will be subject to the special rules governing OID on short term debt securities

Date interest starts accruing: June 23, 2010

Interest payment dates: the 23rd of each month, commencing on July 23, 2010

Regular record dates: the eighth day of each month

Day count convention: 30/360 (ISDA)

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on any interest payment date on or after July 23, 2010, upon ten business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Survivor’s option to request repayment: No

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 143 of the accompanying prospectus

CUSIP no.: 38143UKK6

ISIN No.: US38143UKK69

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor: yes
•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance—What Is a Global Security?— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on any interest payment date on or after July 23, 2010, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than 10 business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

The notes will be treated as short-term debt securities for U.S. federal income tax purposes that are subject to the rules discussed under “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$
Incapital LLC

Total	$

Notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of         % of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to         % of the principal amount of the notes. If all of the offered notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms.

Please note that the information about the original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $            .

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Incapital LLC that they may make a market in the notes. Goldman, Sachs & Co. and Incapital LLC are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

TABLE OF CONTENTS

Pricing Supplement

$

The Goldman Sachs Group, Inc.

Callable Fixed Rate Notes due 2011

Medium-Term Notes, Series D

Goldman, Sachs & Co.

Incapital LLC